UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

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THERMON GROUP HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

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Delaware	001-35159	27-2228185
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Thermon Drive San Marcos, Texas	78666
(Address of principal executive offices)	(zip code)

Sarah Alexander, (512) 396-5801
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
X    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from
January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item    1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Thermon Group Holdings, Inc. (the "Company") has filed a Conflict Minerals Report for the calendar year ended December 31, 2013 with the Securities and Exchange Commission (the "SEC"). The Company evaluated its current product lines and determined that certain products the Company manufactures or contracts to manufacture contain "conflict minerals" as defined in applicable SEC rules. Based on the results of the Company's good faith reasonable country of origin inquiry and due diligence efforts, it was not able to identify with reasonable certainty the country of origin of the conflict minerals necessary to the functionality or production of its current product lines or whether such materials came from recycled or scrap sources. Due to the results of its inquiry the Company has determined that all of its current product lines are "DRC Conflict Undeterminable" as defined in applicable SEC rules.

A copy of Thermon Group Holdings, Inc.’s Conflict Minerals Report is filed hereto as Exhibit 1.02 and is also publicly available at http://www.thermon.com/conflictminerals.

Item    1.02 Exhibit

Thermon Group Holdings, Inc. has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Items 1.01 and 1.02 of this Form.

Section 2 – Exhibits

Item    2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 2, 2014	THERMON GROUP HOLDINGS, INC.
(Registrant)

	By:	/s/ Jay Peterson
	Name:	Jay Peterson
	Title:	Chief Financial Officer